UNITED STATES OF AMERICA
                        SECURITIES AND EXCHANGE COMMISION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2006

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                     Yes |_|                       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

   The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's second quarter 2006 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                  QUINENCO S.A. ANNOUNCES CONSOLIDATED RESULTS
                         FOR THE SECOND QUARTER OF 2006

(Santiago, Chile, August 10, 2006) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the second quarter ended June 30, 2006.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.7% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on June 30, 2006 (Ch$539.44 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               2Q 2006 HIGHLIGHTS
--------------------------------------------------------------------------------

- Consolidated sales rose by 45.8% in 2Q 2006 to Ch$169,501 million (US$314.2 million), mainly attributable to a 52.6% growth in Madeco's revenues.

- Operating income jumped by 150.9% to Ch$21,691 million (US$40.2 million), mainly attributable to Madeco's operations, which benefited from a significant increase in sales volumes and higher average prices.

- Results from equity method investments reflected continued earnings growth of CCU and Banco de Chile. Income from these investments increased by 7.3% to Ch$17,449 million (US$32.3 million).

- Non-operating income reached Ch$3,597 million (US$6.7 million) compared to Ch$3,242 million (US$6.0 million) in 2Q 2005.

- 2Q 2006 net income amounted to Ch$16,325 million (US$30.3 million) in 2Q 2006, an increase of 70.3% from the Ch$9,586 million (US$17.8 million) reported in 2Q 2005 as a consequence of the improvement in operating and non-operating results. YTD net earnings amounted to Ch$31,470 million (US$58.3 million), down by 22.0% from the Ch$40,351 million (US$74.8 million) reported for the six months ended June 30, 2005, which included non-recurring gains on the sale of Quinenco's investment in Almacenes Paris.

- Earnings per share amounted to Ch$15.12 (US$0.03) and earnings per ADR to Ch$151.19 (US$0.28) for the second quarter of 2006.
--------------------------------------------------------------------------------


                                                                    Page 1 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GROUP HIGHLIGHTS - SECOND QUARTER 2006 AND SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

--------------------------
Quinenco
--------------------------

At the General Ordinary Shareholders' Meeting held on April 27, 2006, shareholders approved a dividend distribution corresponding to 2005 net income of Ch$14.44793 per share, payable to shareholders registered with the company as of May 10, 2006. The total amount of the dividend is Ch$15,600 million, equivalent to 32.65% of 2005 (liquid) net income.

--------------------------
Banco de Chile
--------------------------

In an Extraordinary Shareholders' Meeting held on March 23, 2006, shareholders agreed to capitalize 30% of Banco de Chile's 2005 net income, equivalent to Ch$30,984 million. Subsequently, on May 11, 2006, the bank issued 957,781,060 fully paid-in shares, which were distributed at a ratio of 0.02461 shares for each Banco de Chile share held, to those shareholders registered with the bank as of May 5, 2006. Banco de Chile's total outstanding shares increased to 69,037,564,665 shares as of May 11, 2006. As a consequence of the share issue, we received 488,610,258 fully paid-in shares in Banco de Chile, and our dividend rights in the bank increased from 29.2% to 29.5%.

--------------------------
Madeco
--------------------------

On May 5, 2006, in a public auction on the Santiago Stock Exchange, the remaining 192,802,758 shares of Madeco's capital increase initiated in 2005 were sold for Ch$9,351 million. As a result of the capital increase, Madeco's total outstanding shares increased to 5,541,192,887. Quinenco did not subscribe for additional shares, and as a consequence, its interest in Madeco decreased from 47.8% to 46.1%.

Madeco's CEO and Operations Manager were granted shares of Madeco in accordance with the company's stock incentive program approved by Madeco's Board of Directors on May 30, 2006. As a result, in July, Madeco's total outstanding subscribed and paid shares increased from 5,541,192,887 to 5,661,192,887. Following the share increase, Quinenco's participation in Madeco decreased from 46.1% to 45.2%.

--------------------------
Entel
--------------------------

On April 25, 2006, at Entel's General Ordinary Shareholders' Meeting, shareholders elected a new Board of Directors for a three year term. Quinenco's representative on the Board was not re-elected. As a consequence, Quinenco no longer accounts for its investment in Entel using the equity method investment and starting March 31, 2006, accounts for its investment in Entel using the cost method.


                                                                    Page 2 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

                                          Net Income Contribution
-----------------------------------------------------------------------------------------------------------------------
                                   Quinenco's
                                  ownership %     2Q 2005      1Q 2006     2Q 2006     2Q 2006    YTD 2005    YTD 2006
Sector/Company                   at 6/30/2006        MCh$         MCh$        MCh$        MUS$        MCh$        MCh$
-----------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                   52.2%      15,955       13,374      16,372        30.3      28,890      29,746
-----------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                 33.1%         310        6,849       1,077         2.0       6,504       7,926
-----------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                              73.7%       1,412        1,560       1,459         2.7       2,775       3,019
Entel (2)                                5.7%         926        1,349         (20)         --       2,070       1,329
-----------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                              46.1%       2,386        3,131       6,146        11.4       4,459       9,277
-----------------------------------------------------------------------------------------------------------------------
Other operating companies (5)                      (1,807)      (1,185)     (2,480)       (4.6)     (2,365)     (3,665)
-----------------------------------------------------------------------------------------------------------------------
Total operating companies                          19,182       25,078      22,554        41.8      42,333      47,632
-----------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                       (9,596)      (9,933)     (6,229)      (11.5)     (1,982)    (16,162)
-----------------------------------------------------------------------------------------------------------------------
Total                                               9,586       15,145      16,325        30.3      40,351      31,470
-----------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2) Operating company in which Quinenco holds a minority interest. As of 3/31/2006 Quinenco's investment in Entel is accounted for using the cost method and dividends received are included with Quinenco and holding companies.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Hoteles Carrera, Habitaria and Indalsa.

      ---------------------------
      Net Income - 2Q 2006
      ---------------------------

      Quinenco reported net income for the second quarter of 2006, which amounted to Ch$16,325 million (US$30.3 million), up by 70.3% compared to the net income of Ch$9,586 million (US$17.8 million) reported in the second quarter of 2005. The increase in quarterly net income was attributable to both the good performance of operating companies as well as a reduction in expenses at the Quinenco corporate level. Worth mentioning is that Quinenco's investment in Entel is now being accounted for under the cost method and income from Entel, principally dividends, are now included with results of Quinenco and holding companies.

      The net income contribution from operating companies reached Ch$22,554 million (US$41.8 million), up by 17.6% compared to the same quarter in 2005. The increase was attributable to higher results from all of Quinenco main operating companies, particularly Madeco.

      Earnings per ordinary share amounted to Ch$15.12 (US$0.03) and earnings per ADR, Ch$151.19 (US$0.28).


                                                                    Page 3 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

                                              Consolidated Income Statement Breakdown
-----------------------------------------------------------------------------------------------------------------------
                                                 2Q 2005     1Q 2006     2Q 2006     2Q 2006     YTD 2005     YTD 2006
                                                    MCh$        MCh$        MCh$        MUS$         MCh$         MCh$
-----------------------------------------------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------------------------------------------
Madeco                                           101,898     120,142     155,506       288.3      193,542      275,648
Telsur                                            13,849      13,749      13,756        25.5       27,474       27,506
Quinenco & holding                                   481         305         239         0.4        1,121          543
-----------------------------------------------------------------------------------------------------------------------
Total                                            116,228     134,196     169,501       314.2      222,137      303,697
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)
-----------------------------------------------------------------------------------------------------------------------
Madeco                                             7,705       9,654      21,110        39.1       15,413       30,764
Telsur                                             3,300       3,121       2,923         5.4        6,353        6,044
Quinenco & holding                                (2,360)     (2,363)     (2,342)       (4.3)      (5,136)      (4,706)
-----------------------------------------------------------------------------------------------------------------------
Total                                              8,645      10,412      21,691        40.2       16,630       32,102
-----------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
-----------------------------------------------------------------------------------------------------------------------
Interest income                                      794       1,258       1,228         2.3        1,448        2,486
Share of net income/loss from related co:
Banco de Chile                                    15,955      13,374      16,372        30.3       28,890       29,746
CCU                                                  310       6,849       1,077         2.0        6,504        7,926
Entel                                                926       1,349         (20)         --        2,070        1,329
Other equity investments                             216         (19)        212         0.4          156          194
Other non-op income                                  792         515       3,504         6.5       26,109        4,019
Amortization of GW expense                        (5,732)     (5,318)     (6,190)      (11.5)     (11,137)     (11,507)
Interest expense                                  (7,253)     (7,071)     (8,000)      (14.8)     (14,663)     (15,071)
Other non-op expenses                             (3,029)     (1,755)     (3,146)       (5.8)      (5,303)      (4,901)
Price-level restatement                           (1,149)        709        (901)       (1.7)      (1,247)        (193)
Foreign exchange gains & losses                    1,412       1,429        (539)       (1.0)       1,329          890
-----------------------------------------------------------------------------------------------------------------------
Total                                              3,242      11,320       3,597         6.7       34,156       14,918
-----------------------------------------------------------------------------------------------------------------------
Income Tax                                           (78)     (2,430)     (1,017)       (1.9)      (5,879)      (3,447)
Extraordinary items                                   --          --          --          --           --           --
Minority Interest                                 (2,988)     (4,544)     (8,311)      (15.4)      (5,636)     (12,855)
Amortization of negative GW                          765         387         365         0.7        1,080          754
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  9,586      15,145      16,325        30.3       40,351       31,470
-----------------------------------------------------------------------------------------------------------------------

      -----------------------
      Revenues - 2Q 2006
      -----------------------

      Consolidated revenues for the second quarter of 2006 were Ch$169,501 million (US$314.2 million), up by 45.8% from the Ch$116,228 million (US$215.5 million) reported in the second quarter of 2005, explained by a 52.6% increase in Madeco's sales as a result of higher volume sales in its main markets and higher average prices associated with the increase in copper prices.

      Consolidated sales can be broken down as follows: Madeco (91.7%), Telefonica del Sur (8.1%) and others (0.2%).

      -----------------------------
      Operating Income - 2Q 2006
      -----------------------------

      Operating income for the second quarter of 2006 was Ch$21,691 million (US$40.2 million), up by 150.9% from the Ch$8,645 million (US$16.0 million) reported in the second quarter of 2005. The sharp rise in consolidated operating income was attributable to Madeco's operations, which benefited from a significant increase in sales volumes and prices transfers to customers of higher copper prices.


                                                                    Page 4 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

      ---------------------
      EBITDA - 2Q 2006
      ---------------------

      EBITDA reached Ch$28,895 million (US$53.6 million) in 2Q 2006, compared to Ch$15,353 million (US$28.5 million) in 2Q 2005, an increase of 88.2% compared to the same period of 2005, mainly attributable to Madeco's operations.

      -----------------------------------
      Non-Operating Results -2Q 2006
      -----------------------------------

      Quinenco reported non-operating income of Ch$3,597 million (US$6.7 million) in the second quarter of 2006, compared to non-operating income of Ch$3,242 million (US$6.0 million) in the same quarter of 2005. The variation between the two periods is mostly explained by an increase in non-operating income and interest income, the effect of which was partially offset by higher interest expense and a deterioration in foreign exchange results. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net) reached Ch$17,641 million (US$32.7 million), compared to Ch$17,407 million (US$32.3 million) in 2Q 2005, an increase of 1.3%. The increase mainly corresponded to growth in the proportionate share of net income from CCU (+Ch$767 million or US$1.4 million) and Banco de Chile (+Ch$417 million or US$0.8 million), partially offset by a reduction of Ch$946 million (US$1.8 million) in income from Entel, which as of the second quarter of 2006, is no longer being accounted for under the equity method.

            -------------------------------
            Other non-operating income
            -------------------------------

            Other non-operating income was Ch$3,504 million (US$6.5 million), compared to Ch$792 million (US$1.5 million) in the second quarter of 2005. Other non-operating income in 2Q 2006 was mainly composed of dividends received from Quinenco's investment in Entel, (now being accounted for under the cost method) of Ch$2,560 million (US$4.7 million) and a gain of Ch$706 million (US$1.3 million) in connection with Quinenco's non-participation in Madeco's capital increase in May (offset by a charge to amortization of goodwill expense for the same amount).

            -------------------------------------
            Amortization of goodwill expense
            -------------------------------------

            Amortization of goodwill expense amounted to Ch$6,190 million (US$11.5 million) in the second quarter of 2006, compared to Ch$5,732 million (US$10.6 million) reported in the same period of 2005. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$285,810 million (US$529.8 million) as of June 30, 2006, Ch$272,236 million (US$504.7 million) was associated with the acquisition of the banks. In addition, included with 2Q 2006 amortization expense is extraordinary amortization expense of Ch$706 million (US$1.3 million), which resulted from Quinenco's non-participation in Madeco's capital increase in May (offset by a credit of the same amount to other non-operating income).

            ----------------------
            Interest Expense
            ----------------------

            Interest expense for the second quarter of 2006 amounted to Ch$8,000 million (US$14.8 million), an increase of 10.3% compared to the same period in 2005. The increase corresponds to higher interest expense related to Madeco's operations as a result of an increase in bank borrowings to finance additional working capital requirements related to higher copper prices, and to a lesser extent, higher interest expense at the corporate level. The increase in interest expense during 2Q 2006 was partially offset by lower interest expense at Telsur due to a reduction in its level of indebtedness.


                                                                    Page 5 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

            ----------------------------------
            Other non-operating expenses
            ----------------------------------

            Other non-operating expenses amounted to Ch$3,146 million (US$5.8 million) compared to Ch$3,029 million (US$5.6 million) in the second quarter of 2005. Other non-operating expenses are mostly composed of expenses associated with Indalsa Peru, asset write-downs and provisions for contingencies and others.

            ----------------------------
            Price-level restatement
            ----------------------------

            Price-level restatement gains amounted to Ch$901 million (US$1.7 million) in the second quarter of 2006, compared to price-level restatement losses of Ch$1,149 million (US$2.1 million) in the same period in 2005.

            ---------------------------------------
            Foreign Currency Exchange Differences
            ---------------------------------------

            In 2Q 2006, the losses specific to foreign currency differences amounted to Ch$539 million (US$1.0 million), compared to gains amounting to Ch$1,412 million (US$2.6 million) reported in the second quarter of 2005. The variation was almost entirely attributable Madeco's operations which reported an increase in hedging costs related to its Brazilian operations.

      ----------------------------
      Income Taxes - 2Q 2006
      ----------------------------

      Quinenco reported income tax expense of Ch$1,017 million (US$1.9 million), compared to Ch$78 million (US$0.1 million) in the same period of 2005.

      --------------------------------
      Minority Interest - 2Q 2006
      --------------------------------

      In the second quarter of 2006, Quinenco reported a deduction from income of Ch$8,311 million (US$15.4 million), compared to a deduction from income of Ch$2,988 million (US$5.5 million) in 2Q 2005. The amount is mainly related to minority shareholders' proportionate share of Madeco's and, to a lesser extent, Telefonica del Sur's second quarter 2006 income.

--------------------------------------------------------------------------------
     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 1st quarter of 2006)
--------------------------------------------------------------------------------

                      Condensed Consolidated Balance Sheet

---------------------------------------------------------------------------------------------------------------
                                                       As of           As of            As of            As of
                                                     6/30/05         3/31/06          6/30/06          6/30/06
                                                        MCh$            MCh$             MCh$             MUS$
---------------------------------------------------------------------------------------------------------------
Current assets                                       304,647         340,851          370,660            687.1
Fixed assets                                         282,838         259,823          258,828            479.8
Other assets                                         824,354         821,343          842,839          1,562.5
---------------------------------------------------------------------------------------------------------------
Total assets                                       1,411,839       1,422,017        1,472,327          2,729.4
---------------------------------------------------------------------------------------------------------------
Current liabilities                                  129,166         124,966          129,808            240.7
Long-term liabilities                                468,325         424,460          438,439            812.8
Minority interest                                    119,581         147,009          163,578            303.2
Shareholders' equity                                 694,767         725,582          740,502          1,372.7
---------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity           1,411,839       1,422,017        1,472,327          2,729.4
---------------------------------------------------------------------------------------------------------------


                                                                    Page 6 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

            ---------------------
            Current Assets
            ---------------------

            Current assets increased 8.7% compared to the first quarter of 2006, mainly due to an increase in Madeco's accounts receivable and inventory levels.

            ------------------------------------
            Fixed Assets and Other Assets
            ------------------------------------

            Fixed assets did not vary significantly compared to the first quarter of 2006. Other assets increased by 2.6%, mainly due to an increase in Quinenco's investment in Banco de Chile related to new shares received (in lieu of dividends) in connection with a capitalization of a portion of the bank's 2005 net income.

            ----------------------------
            Current Liabilities
            ----------------------------

            Current liabilities increased by 3.9% compared to the first quarter of 2006, primarily due to an increase in short term bank obligations, accounts payable and deferred income at Madeco.

            -------------------------------
            Long-term Liabilities
            -------------------------------

            Long-term liabilities increased by 3.3% compared to the first quarter of 2006, mainly attributable to an increase in long-term bank obligations at Madeco.

            ----------------------------
            Minority Interest
            ----------------------------

            Minority interest increased by 11.3% compared to the first quarter of 2006, mainly attributable to minority shareholders' interest in Madeco.

            ----------------
            Equity
            ----------------

            Shareholders' equity did not vary significantly compared to the first quarter of 2006.

      ------------------------------------------
      Quinenco Corporate Level Debt and Cash
      ------------------------------------------

      As of June 30, 2006, financial debt at the corporate level was Ch$338.195 million (US$626.9 million). As of the same date, cash and cash equivalents amounted to Ch$108,252 million (US$200.7 million). The debt to total capitalization ratio at the corporate level was 31.3%.

      ----------------------
      NAV
      ----------------------

      As of June 30, 2006, the estimated net asset value (NAV) of Quinenco was US$1.950 million (Ch$974 per share) and market capitalization was US$1.221 million (Ch$610 per share). The discount to NAV is estimated at 37% as of the same date.

                              NAV as of 6/30/2006
                                 US$1.9 billion

                               [PIE CHART OMITTED]


                                                                    Page 7 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

                            NAV/Share Price Evolution
                                 as of 6/30/2006

                               [LINE CHART OMITTED]

------------------------------------------
SECTOR /OPERATING COMPANY ANALYSIS
------------------------------------------

-------------------------
FINANCIAL SERVICES SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2005 and 2006:

---------------------------------------------------------------------------------------------------------------
                                            FINANCIAL SERVICES
---------------------------------------------------------------------------------------------------------------
                       Ownership      2Q 2005     YTD 2005      1Q 2006      2Q 2006     2Q 2006      YTD 2006
                               %         MCh$         MCh$         MCh$         MCh$        MUS$          MCh$
---------------------------------------------------------------------------------------------------------------
Banco de Chile (1)         52.2%       15,955       28,890       13,374       16,372        30.3        29,746
---------------------------------------------------------------------------------------------------------------

1)    Ownership % in the above table corresponds to voting rights in Banco de

                                                   BANCO DE CHILE
-------------------------------------------------------------------------------------------------------------
                                               Quarter                        Accumulated for Year
-------------------------------------------------------------------------------------------------------------
                                  2Q 2005      2Q 2006     2Q 2006     YTD 2005       YTD 2006      YTD 2006
                                     MCh$         MCh$        MUS$         MCh$           MCh$          MUS$
-------------------------------------------------------------------------------------------------------------
Operating revenues                141,028      144,343       267.6      254,700        270,633         501.7
Provision for loan losses          (1,791)      (7,086)      (13.1)      (7,554)       (13,719)        (25.4)
Operating expenses                (71,349)     (75,255)     (139.5)    (135,569)      (145,834)       (270.3)
Net Income (loss)                  54,192       55,287       102.5       96,542        100,422         186.2
-------------------------------------------------------------------------------------------------------------
Loan portfolio                                                        7,775,846      8,783,581      16,282.8
Total assets                                                         10,928,376     11,500,808      21,319.9
Shareholders' equity                                                    642,526        734,228       1,361.1
-------------------------------------------------------------------------------------------------------------
Net interest margin                   4.3%         4.5%
Net Financial Margin                  4.2%         4.6%
Efficiency ratio                     50.6%        52.1%
ROAE                                 35.3%        31.2%
ROAA                                  2.0%         1.9%
-------------------------------------------------------


                                                                    Page 8 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

2Q 2006 Results

Banco de Chile's operating revenues increased by 2.4% to Ch$144,343 million (US$267.6 million) in the second quarter of 2006. The increase in operating revenues was mainly due to a rise of Ch$15,711 million (US$29.1 million) or 15.6% in net financial income, mainly as a result of higher nominal interest rates and a 13.0% annual expansion in the bank's loan portfolio, the effect of which was partially offset by trading losses and a reduction in fee income. Fee income, which fell by 4.7% or Ch$1,612 million (US$3.0 million) to Ch$32,453 million (US$60.2 million), was affected by higher sales and co-branding expenses, partially offset by an increase in fee income from bank subsidiaries. Losses on trading activities, which amounted to Ch$4,786 million (US$8.9 million) also served to partially offset the rise in operating revenues for the quarter. Trading losses were mainly related to the mark to market losses on investment securities held by the brokerage subsidiary.

Provisions for loan losses amounted to Ch$7,086 million (US$13.1 million), a marked increase from the Ch$1,791 million (US$3.3 million) reported in the second quarter of 2005. The level of 2Q 2005 loan loss provisions were considered extraordinarily low due to the recovery of some non-performing loans of the construction and retail sectors during that quarter.

Other income (net) amounted to Ch$5,093 million (US$9.4 million), compared to a loss (net) of Ch$1,212 million (US$2.2 million) reported in 2Q 2005. Other income and expenses was mainly composed of tax differences, lower provisions and higher income related to the sale of assets received in lieu of payment.

Operating expenses increased by 5.5% to Ch$75,255 million (US$139.5 million) compared to the second quarter of 2005, primarily due to higher expenses (of approximately 50% on a quarter-over-quarter basis) associated with the bank's foreign branches.

Price-level restatement losses totaled Ch$5,939 million (US$11.0 million) compared to price-level restatement losses of Ch$6,175 million (US$11.4 million) reported in 2Q 2005. The losses in 2Q 2006 reflect the lower inflation experienced during the period (1.5% vs. 1.8% in 2Q 2005).

Net income increased by 2.0% to Ch$55,287 million (US$102.5 million) in 2Q 2006, marking again a new level of quarterly earnings achieved by the bank. The increase in net earnings was mainly due to the aforementioned 15.6% increase in net financial income and, to a lesser extent, a higher level of other income
(net) resulting from the sale of assets received in lieu of payment. Quarterly results reflect the bank's strong operating performance in its core businesses, which more than compensated for the negative performance of its foreign branches and reduced income from the brokerage subsidiary.

As of June 2006, the Bank's loan portfolio (net of interbank loans) had grown by 13.0% to Ch$8,783,581 million (US$16.3 billion) over the last twelve month period, mostly related to increases in commercial loans, contingent loans, consumer loans and mortgage loans.

Banco de Chile is the second ranked bank in the country with a market share of 17.7% according to information published by the Chilean Superintendency of Banks for the period ended June 30, 2006. Its return on capital and reserves after taxes (annualized) reached 31.7%, making it one of the most profitable banks in the country for the same period. The Chilean financial system as a whole reported a return on capital and reserves of 19.3%, according to the same source.

                                                                    Page 9 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

----------------------
FOOD & BEVERAGE SECTOR
----------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2005 and 2006:

--------------------------------------------------------------------------------------------------------------
                                               FOOD & BEVERAGE
--------------------------------------------------------------------------------------------------------------
                            Ownership   2Q 2005    YTD 2005   1Q 2006     2Q 2006    2Q 2006         YTD 2006
                                    %      MCh$        MCh$      MCh$        MCh$       MUS$             MCh$
--------------------------------------------------------------------------------------------------------------
CCU                             33.1%       310       6,504     6,849       1,077        2.0            7,926
--------------------------------------------------------------------------------------------------------------

                                                                CCU
--------------------------------------------------------------------------------------------------------------
                                            Quarter                           Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  2Q 2005      2Q 2006     2Q 2006       YTD 2005       YTD 2006     YTD 2006
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                             102,249      110,013       203.9        233,789        251,384        466.0
Operating income (loss)             4,995        5,581        10.3         31,091         32,792         60.8
Net Income (loss)                   1,006        3,257         6.0         21,109         23,977         44.4
--------------------------------------------------------------------------------------------------------------
Total Assets                                                              635,121        628,790      1,165.6
Shareholders' equity                                                      316,931        327,818        607.7
--------------------------------------------------------------------------------------------------------------

--------------------------
2Q 2006 Results
--------------------------

In the second quarter of 2006, CCU's sales grew by 7.6% compared to the second quarter of 2005, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the Chilean beer segment (+20.9%), the Argentine beer segment (+8.6%), the soft drinks, nectar and mineral water segment (+9.8%) and the export and Argentine wine segments (+4.6% and +12.5%, respectively). These volumes increases were partially offset by lower sales volumes of the Chilean domestic wine and pisco segments. Higher average prices were mostly attributable to the pisco and Argentine beer and wine segments, partially offset by declines in prices associated with the other segments.

The increase in sales translated directly into an improvement of 11.7% in CCU's operating income for the period which reached Ch$5,581 million (US$10.3 million). The increase in gross income was partially offset by a 6.2% increase in SG&A expense associated with the Chilean beer, soft drinks, Argentine beer and pisco segments. The consolidated operating margin, which reflects the seasonality of CCU's business in the winter months, reached 5.1% of sales, compared to 4.9% in the same period of 2005.

CCU reported non-operating losses of Ch$1,866 million (US$3.5 million) compared to non-operating losses of Ch$3,058 million (US$5.7 million) in 2Q 2005. The improvement in non-operating results was primarily attributable to a non-recurring gain on the sale of a property site, included with other non-operating income. Likewise, lower interest expense also contributed to the improvement in non-operating results during the quarter, although this was partially offset by price-level restatement losses, extraordinary goodwill expense, and to a lesser extent, foreign currency exchange losses.

Net earnings improved from Ch$1,006 million (US$1.9 million) in 2Q 2005 to Ch$3,257 million (US$6.0 million) in 2Q 2006. Quarterly results benefited from the higher sales level achieved, which led to a marked increase in operating income, as well as the aforementioned reduction in non-operating losses during the period.


                                                                   Page 10 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

-------------------------
TELECOMMUNICATIONS SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2005 and 2006:

--------------------------------------------------------------------------------------------------------
                                          TELECOMMUNICATIONS
--------------------------------------------------------------------------------------------------------
                         Ownership   2Q 2005    YTD 2005     1Q 2006    2Q 2006   2Q 2006      YTD 2006
                                 %      MCh$        MCh$        MCh$       MCh$      MUS$          MCh$
--------------------------------------------------------------------------------------------------------
Telsur                       73.7%     1,412       2,775       1,560      1,459       2.7         3,019
Entel (1)                     5.7%       926       2,070       1,349        (20)       --         1,329
--------------------------------------------------------------------------------------------------------

(1)   Non-controlling interest

                                                               TELSUR
--------------------------------------------------------------------------------------------------------------
                                            Quarter                           Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  2Q 2005      2Q 2006     2Q 2006       YTD 2005       YTD 2006     YTD 2006
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              13,849       13,756        25.5         27,474         27,505         51.0
Operating income (loss)             3,300        2,923         5.4          6,353          6,044         11.2
Net Income (loss)                   1,916        1,980         3.7          3,766          4,097          7.6
--------------------------------------------------------------------------------------------------------------
Total Assets                                                              138,935        129,276        239.6
Shareholders' equity                                                       68,459         70,008        129.8
--------------------------------------------------------------------------------------------------------------

------------------
2Q 2006 Results
------------------

Telefonica del Sur's revenues reached Ch$13,756 million (US$25.5 million) varying only slightly from the Ch$13,849 million (US$25.7 million) reported in the second quarter of 2005. Nonetheless, the revenue mix continued to favor non-regulated services such as Internet, security services and business services. A decline in revenue associated with fixed telephony, access charges, long distance and public telephony was offset by a 11.5% increase in revenues from Internet, security services, business services,(including data transmission) and others. During the last quarter, Telsur launched a new product which utilizes PAS wireless technology to allow customers greater mobility within the confines of fixed line service through a short distance roaming capacity (PHS). The initial response has been positive and over 10,000 handsets were delivered during the quarter. This new product offering is expected to help curb the substitution of fixed telephony for mobile telephony and other alternatives which have continued to capture a portion of Telsur's traditional sale base.

Basic telephony services accounted for 41.0% of all revenues, followed by other non-regulated services (36.2%), user access charges (10.3%), long distance services (7.5%) and public telephones (5.0%).

Operating income fell by 11.4% to Ch$2,923 million (US$5.4 million), mainly explained by the increment in costs associated with the launching of PHS, which include sales commissions and depreciation expense on handsets. In addition, costs of Internet services rose during the quarter due to improvements made to increase band width speed.

Telsur reported non-operating losses of Ch$450 million (US$0.8 million), down by 43.1% from the non-operating losses of Ch$791 million (US$1.5 million) reported in 2Q 2005. The improvement in non-operating results was primarily attributable to a reduction in interest expense as a result of a lighter debt load and an improvement in price-level restatement results.

Telsur reported net income of Ch$1,980 million (US$3.7 million), an increase of 3.3% compared to the second quarter of 2005, mainly as a result of the aforementioned improvement in non-operating results.


                                                                   Page 11 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

--------------------
MANUFACTURING SECTOR
--------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2005 and 2006:

--------------------------------------------------------------------------------------------------------
                                             MANUFACTURING
--------------------------------------------------------------------------------------------------------
                         Ownership   2Q 2005    YTD 2005     1Q 2006    2Q 2006   2Q 2006      YTD 2006
                                 %      MCh$        MCh$        MCh$       MCh$      MUS$          MCh$
--------------------------------------------------------------------------------------------------------
Madeco                       46.1%     2,386       4,459       3,131      6,146      11.4         9,277
--------------------------------------------------------------------------------------------------------

                                                         MADECO
-----------------------------------------------------------------------------------------------------------
                                              Quarter                         Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                  2Q 2005     2Q 2006    2Q 2006     YTD 2005      YTD 2006       YTD 2006
                                     MCh$        MCh$       MUS$         MCh$          MCh$           MUS$
-----------------------------------------------------------------------------------------------------------
Sales                             101,898     155,506      288.3      193,542       275,648          511.0
Operating income (loss)             7,705      21,110       39.1       15,413        30,764           57.0
Net Income (loss)                   4,658      13,321       24.7        8,703        19,869           36.8
-----------------------------------------------------------------------------------------------------------
Total assets                                                          379,954       422,490          783.2
Shareholders' equity                                                  178,330       241,435          447.6
-----------------------------------------------------------------------------------------------------------

----------------------
2Q 2006 Results
----------------------

Madeco's sales in the second quarter of 2006 increased by Ch$53,608 million (US$99.4 million) or 52.6% from Ch$101,898 million (US$188.9 million) to Ch$155,506 million (US$288.3 million), due to a 14.2% increase in the volume sold and higher average prices. The higher sales were attributable to the wire and cable, brass mills and aluminum profiles business units which rose by 60.4%, 74.3% and 19.4%, respectively, compared to the same period of 2005. The increase in consolidated sales was partially offset by lower sales of the flexible packaging business unit, which fell by 4.2% during the quarter.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 62.9% of total sales, followed by brass mills (23.8%), flexible packaging (7.4%) and aluminum profiles (5.9%).

Since Madeco was able to pass on increases in raw material costs, particularly copper and aluminum to customers, its higher sales level translated directly into a marked improvement in the amount of operating income earned during the second quarter of the year. Operating income rose by 174.0% from Ch$7,705 million (US$14.3 million) to Ch$21,110 million (US$39.1 million). Operating income of the wire and cable business unit accounted for 62.7% of total operating income, followed by brass mills (27.0%), flexible packaging (5.9%) and aluminum profiles (4.4%). The operating margin rose to 13.6% of sales as a consequence of the strong performance (from 7.6 in 2Q 2005). EBITDA reached Ch$24,530 million (US$45.5 million), an increase of 131.1% compared to the second quarter of 2005.

Non-operating losses amounted to Ch$4,950 million (US$9.2 million), up from the Ch$2,230 million (US$4.1 million) reported in 2Q 2005. The increase in non-operating losses was mainly attributable to foreign currency translation losses related to hedging costs of the Brazilian subsidiary, price-level restatement losses and higher interest expense associated with the additional working capital needed to finance the rise in raw material costs.

Madeco reported a net profit of Ch$13,321 million (US$24.7 million) for the second quarter of 2006, compared to net income of Ch$4,658 million (US$8.6 million) in 2Q 2005. The increase in net quarterly earnings was attributable to the aforementioned improvement in Madeco's operating performance during the second quarter, the effect of which was partially offset by higher non-operating losses and a heavier income tax burden.

                                        #


                                                                   Page 12 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

--------------------------------------------------------------------------------
                                www. quinenco.cl
                             www. quinencogroup.com
--------------------------------------------------------------------------------


                                                                   Page 13 of 13
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2006
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                            By: s/s Luis Fernando Antunez
                                                --------------------------------
                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: August 10, 2006